

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Karen Haller
President and Chief Executive Officer
Southwest Gas Holdings, Inc.
8360 S. Durango Drive
Las Vegas, NV 89113

Re: Southwest Gas Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 8, 2024
File No. 001-37976

Dear Karen Haller:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Approval of the Company's Tax-Free Spin Protection Plan, page 83

1. Please revise your disclosure to state the general effect of the Tax-Free Spin Protection Plan. Refer to Item 19 of Schedule 14A, including Instruction 2 to such item. For example, we note your disclosure in your current report on Form 8-K filed on November 6, 2023 that the Rights may have certain anti-takeover effects, and your disclosure in such current report that the Plan works by imposing a significant penalty upon any person or group of affiliated or associated persons that acquires a certain percentage or more of the outstanding common stock, except in certain situations specified in the Plan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Hensley